

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2008

By US Mail and Facsimile

Mr. Robert G. Lewis
Chief Financial Officer
Rubicon Minerals Corporation
1540-800 West Pender Street,
Vancouver, British Columbia, Canada V6C 2V6

> **Re:**   **Rubicon Minerals Corporation**
> **Form 40-F for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 1-32292**

Dear Mr. Lewis:

We have limited our review of your filings to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Financial Statements, Exhibit 99.2

Note 2 – Re-organization

1. We note your response to prior comments two and four regarding the accounting of the warrants and options being recorded at fair value, and require additional information as discussed in the following points:

   a. In the last paragraph of your 2A response, you state that "…the exercise price totals did not change and the value of the options immediately after the plan of arrangement was equal to the value of the options immediately before the plan of arrangement," indicating you had determined that there was no incremental compensation cost or need to account for changes in the fair value of the various options and warrants exchanged as a result of this transaction.

      However, you also state that because certain of the employees transferred to the other companies, and since the Rubicon option plan provided for forfeiture in the event of termination of employment with Rubicon, certain of the options were treated for accounting purposes as if they were new option grants. In other words, it appears that you concluded that although the guidance in paragraph 54 of SFAS 123R would apply generally, separating employees amongst the three surviving entities had triggered other provisions within the Standard.

      Please submit an analysis of your accounting under SFAS 123(R), citing the specific language that you relied upon in formulating your methodology.

   b. In paragraph 2A(b) of your reply, you state "…to the extent Rubicon issued liability awards to its employees (in the form of options on Rubicon's Africo or Paragon shares (assets of Rubicon), these awards were valuated at fair value, as required by SFAS 123R." Please explain why these awards are classified as liability awards under paragraph 28 of SFAS 123R, and explain why you are referring to shares issuable under the awards as the assets of Rubicon.

   c. In paragraph 2A(c) of your reply, you state "…restructured warrants, which are stapled warrants, indexed not only to Rubicon shares but also to Africo and Paragon shares (and requiring delivery of Rubicon assets), they were considered liability derivatives under SFAS 133…," Please confirm

that exercise of the stapled warrants occurs jointly for the respective shares of Rubicon, Africo and Paragon, if true; indicate how your accounting results in a proper apportionment of the composite value of the stapled warrants to the three entities; and explain why you refer to shares issuable under the warrants as "Rubicon assets," to be delivered under the Rubicon, Africo and Paragon warrants.

d.   In the first paragraph of your 2B response, you appear to refer to the contractual arrangements to obtain proceeds from the exercise of options for Africo shares, or Africo shares if those options expire unexercised; and also to obtain rights to acquire Paragon shares for any options to acquire Paragon shares that are not exercised by the current holders, stating "The investment assets in the associated companies…were accounted for at fair value, as required by FAS 115 (in the case of the Africo shares) and FAS 133 (in the case of Paragon options/warrants)."

We understand that if the Africo options are exercised, the maximum benefit you would receive is the proceeds from the exercise of the options, although if the options are not exercised (for instance, the options are out of the money) you would be entitled to Africo shares. Since the value of this contract, as described, tends to correlate with the lower of the market value of the underlying shares or the exercise price for the options, please explain why you state "…Rubicon is entitled to the full economic benefits of shares of Africo…," and how you determined that these contracts were equivalent to an equity investment in Africo shares, in deciding it was appropriate to apply SFAS 115.

e.   As for the Paragon options and warrants, which you state are being accounted for as liability derivatives under FAS 133, clarify why you believe these represent liability derivatives of Rubicon. Also indicate whether the stated exercise price on options that expire for the current holders is the same price that Rubicon would need to pay, or if Rubicon is simply entitled to the shares for such options at no cost, as appears to be the case for shares subject to the Africo options. Confirm that Paragon is entitled to keep any proceeds from exercise, if true.

f.   Please submit a schedule showing a disaggregation of the options and warrants exchanged in the spin-offs, grouped based on each variation in accounting applied and according to the counterparty in the arrangement (e.g. Rubicon, Africo or Paragon); also showing aggregations of the individual values ascribed, and any changes in fair value, reconciled to the amounts reported in your financial statements through December 31, 2006 under both Canadian and U.S. GAAP.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief